Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Mr. Shaoming Li
Chairman, President and Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

Re: **Renhuang Pharmaceuticals, Inc.**
       Form 10-K for the Period Ended October 31, 2008
       Filed September 9, 2009
       File No. 00-24512

Dear Mr. Li:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your Forms 10-Q for the quarterly periods ended January 31, 2009, April 30, 2009, and July 31, 2009 are over due. Please tell us when you expect to file them.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
N. Advertising, page F-14

2.   Since the timing of expense recognition is different for different forms of
        advertisements, please revise your disclosure to clarify what you mean by
        "incurred."

7. Inventories, page F-17

3.   Based on your finished goods inventory levels at October 31, 2008 and 2007 and
        cost of sales for the fiscal years then ended, inventories turned 64 times and 212
        times during the fiscal years ended 2008 and 2007, respectively. Based on this
        information, you did not seem to hold sufficient finished goods to satisfy even one
        week's sales. Please revise your disclosure to explain how you manage your
        inventory, including a discussion about how you were able to meet the product
        demands during the first quarter of 2009 and 2008.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant